EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended,
Earnings:	March 31, 2016
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$8,078
Fixed charges (from below)	25,485
Amortization of capitalized interest	680
Subtract:
Capitalized interest (from below)	(1,753)
Preferred distributions of other consolidated entities	(4)
Total earnings	$32,486

Fixed charges:
Interest expense on continuing operations	$23,559
Capitalized interest (internal and external)	1,753
Interest included in rental expense	169
Preferred distributions of other consolidated entities	4
Total fixed charges	$25,485

Ratio of earnings to fixed charges	1.27

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.